10 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 203,700 RELX PLC ordinary shares at a price of 1231.7542p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 84,171,280 ordinary shares in treasury, and has 1,092,765,022 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 20,291,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 181,300 RELX NV ordinary shares at a price of €14.8750 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 75,321,994 ordinary shares in treasury, and has 973,819,478 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 18,208,600 shares.